UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the Third Quarter Ended December 31, 2011

Tokyo, February 14, 2012 — Mitsubishi UFJ Financial Group, Inc. hereby announces the risk-adjusted capital ratio based on the Basel 2 standards for the third quarter ended December 31, 2011 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

		(in billions of yen)

	As of December 31, 2011	As of March 31, 2011
(1) Risk-adjusted capital ratio **	15.14%	14.89%
Tier 1 ratio	12.82%	11.33%
(2) Tier 1 capital	10,454.6	9,953.3
(3) Qualified Tier 2 capital	3,685.5	3,920.4
(4) Deductions from total qualifying capital	1,794.6	792.9
(5) Net qualifying capital (2) + (3) - (4)	12,345.5	13,080.8
(6) Risk-adjusted assets	81,503.7	87,804.9
(7) Required Capital *	6,520.3	7,024.3

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

		(in billions of yen)

	As of December 31, 2011	As of March 31, 2011
(1) Risk-adjusted capital ratio ***	16.54%	15.82%
Tier 1 ratio	12.31%	11.42%
(2) Tier 1 capital	8,300.2	8,284.1
(3) Qualified Tier 2 capital	3,132.6	3,483.5
(4) Deductions from total qualifying capital	283.1	297.9
(5) Net qualifying capital (2) + (3) - (4)	11,149.8	11,469.7
(6) Risk-adjusted assets	67,406.8	72,485.5
(7) Required Capital *	5,392.5	5,798.8

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

		(in billions of yen)

	As of December 31, 2011	As of March 31, 2011
(1) Risk-adjusted capital ratio ***	18.33%	15.93%
Tier 1 ratio	14.57%	13.02%
(2) Tier 1 capital	1,474.7	1,392.7
(3) Qualified Tier 2 capital	471.7	395.2
(4) Deductions from total qualifying capital	90.8	83.7
(5) Net qualifying capital (2) + (3) - (4)	1,855.6	1,704.2
(6) Risk-adjusted assets	10,120.3	10,693.5
(7) Required Capital *	809.6	855.4

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

		(in billions of yen)

	As of December 31, 2011	As of March 31, 2011
(1) Risk-adjusted capital ratio ***	17.52%	16.61%
Tier 1 ratio	13.04%	12.09%
(2) Tier 1 capital	8,189.6	8,179.0
(3) Net qualifying capital	10,999.1	11,238.5
(4) Risk-adjusted assets	62,776.1	67,635.3
(5) Required Capital *	5,022.0	5,410.8

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

		(in billions of yen)

	As of December 31, 2011	As of March 31, 2011
(1) Risk-adjusted capital ratio ***	17.96%	16.01%
Tier 1 ratio	13.71%	12.64%
(2) Tier 1 capital	1,411.9	1,347.3
(3) Net qualifying capital	1,849.8	1,706.8
(4) Risk-adjusted assets	10,298.1	10,659.3
(5) Required Capital *	823.8	852.7

Notes	*	8% of risk-adjusted assets
	**	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
	***	Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-6768